LAWLER & ASSOCIATES

a professional law corporation

1530 9th Avenue, S.E.

Calgary, Alberta T2G 0T7

Telephone: 403-693-8014

Facsimile: 403-272-3620

W. SCOTT LAWLER, ESQ.

      Admitted in California

Friday, December 03, 2004

Via Edgar and Overnight Courier

Mail Stop 0406

United States Securities and Exchange Commission

450 Fifth Street, N.W.,

Washington, D.C. 20549

Attention:   Barbara Jacobs – Assistant Director

Re:

Sprout Development Inc.

Form F-1, Filed October 14, 2004

File Number 333-119735

Dear Ms. Jacobs:

Please find enclosed herewith three (3) clean copies and three (3) redlined copies of Amendment No. 1 to Sprout Development Inc.’s registration statement on Form F-1 on Friday, December 3, 2004.

Below are the comments from your comment letter regarding Sprout’s Form F-1 filing, each followed by Sprout’s responses thereto.

Comment

General

1.

You indicate that the Class D preferred holders of Puroil will receive Sprout shares and warrants in the proposed transaction and that their Class D preferred shares will be cancelled. As such, the transaction amounts to an exchange for the Sprout shares and warrants for the preferred shares, rather than the distribution you describe. Moreover, the offer was to the preferred holders of Puroil to purchase Sprout shares and warrants apparently was commenced by means of an unregistered offer before the registration statement was filed.  If so, the exchange of the Sprout shares and warrants with these preferred holders should be completed in reliance upon the exemption from the registration that was relied upon in commencing the offering process.  What is the basis for your belief that it is appropriate to register the “distribution” of the shares to the preferred holders?  Please tell us the facts and circumstances surrounding the offer to the holders of the Class D preferred shares.  When and how were the preferred holders contacted regarding the possibility of exchanging their preferred stock for the Sprout common shares and warrants?  Was a written agreement entered into, and if so, why isn’t it filed as a material agreement?  If a written or other binding agreement with the preferred holders was not entered into, on what basis does the prospectus state that upon the distribution of the Sprout securities the Puroil preferred will be cancelled?  Shouldn’t the registered transaction be the resale of the shares and warrants, not the distribution or exchange of those shares by Puroil with the preferred holders?  Provide us with a detailed, legal analysis of why you believe that the registration statement of the offer and sale of the distributions is consistent with the structural requirements of Section 5 of the Securities Act.

Response

The reference to the cancellation of the Class D preferred shares was incorrect and has been removed.  Therefore the described transaction is a distribution and not an exchange.  We have revised the document to make it clear that both distribution of the securities by Puroil and the subsequent re-sale of the securities by the Puroil shareholders are being registered.

Comment

2.

To what extent are any of the Puroil preferred holders also holders of its common stock?  Consistent with the preceding comment, assuming that the offer of the Sprout common stock and warrants to Class D preferred holders commenced before the registration statement was filed, it does not appear to be appropriate to register the exchange (or distribution) of the securities with those Puroil common stockholders.  Rather, it is the resale of the Sprout shares by the Puroil preferred holders that appear to be the transaction that should be registered.

Response

Our response to comment number 1 above appears to be applicable to this comment and therefore we refer you to that response.

Comment

3.

Furthermore, it is unclear to us whether any of the Puroil common stockholders who are not Puroil preferred holders were involved in any offers of the Sprout common and warrants that commenced before the registration statement was filed.  Please advise us supplementally in this respect.  How were the distribution ratios described in the last paragraph of page 1 determined and what as the involvement, if any of the holders of common stock of Puroil in establishing the distribution ratios or any other aspects of the distribution/exchange?  Tell us how the distribution was authorized and provide us with the names and share ownership positions of the persons who authorized the distribution.  Tell us whether shareholder action was required to effect the cancellation of the preferred shares upon distribution of the shares and warrants and, if so, whether a shareholder meeting was held for this purpose?

Response

No distribution has yet to occur.  The distribution ratios were determined by Mr. Durward, the president of Puroil, and Mr. Cozac.

Comment

4.

You seek to register the exercise warrants.  While it appears necessary and appropriate to register the issuance of the shares underlying the warrants, to the extent the warrants are held by new investors who acquire the warrants in resale transactions effected under the registration statement by the Puroil holders, hasn’t the offer of the shares underlying the warrants to the Puroil shareholder commenced prior to the filing of the registration statement?  Provide us with an analysis of when the shares underlying the warrants were first offered to the holders of Puroil preferred and common shares.  It appears you commenced the offering of the shares underlying these warrants to the Class D preferred holders during the negotiations to obtain the agreement of those security holders to exchange their Puroil preferred for the Sprout common and warrants.

Response

We believe that this comment is moot based on the responses provided above.  If however you believe that further comment is necessary we have no objections to responding to such further comment.

Comment

5.

Information presented on the front cover, summary and risk factor sections is subject to the plain English principles outlined in Rule 421(d).  Consistent with the preceding comment, the cover page should explain the transaction being registered in simple terms.  Consider using a bulleted list to highlight the material terms of the transaction being registered as described in the third paragraph of the cover page.  Similarly, the summary section presentation is not clear and concise.  Subtitles are inconsistently formatted, there are two subheadings titled “Securities Being Registered” and “Securities being registered in this registration statement,” one of which contains embedded paragraphs (a) through (c) that contribute to making the disclosure unnecessarily difficult to follow.  Revise the disclosure in these sections to incorporate bullet points, eliminate overuse of legal jargon and enhance readability.

Response

We have revised the front cover, summary and risk factors to be more cxompliant with the plain English rules.

Comment

Cover Page

6.

The fee table and the cover page indicate that the shares underlying the warrants are being registered.  Accordingly, we do not understand the statement that the 2,000,000 shares underlying the warrants “are not being offered under this registration statement.”  If you plan to file a post-effective amendment regarding the resale of shares underlying warrants or to register exercise of the warrants by transferees, it is appropriate to discuss this in the summary.  On the cover page, please clarify the nature of the distribution being registered with respect to the shares underlying the warrants.  Consistent with the preceding comments, we presume that with respect to at least the warrants to be obtained by the holders of the preferred stock of Puroil, you will be registering the resale of the shares underlying the warrants rather than the exercise of the warrants.

Response

We have revised the statement quoted above in the comment to make it clear that the shares underlying the warrants are being registered but that such shares could not directly be "offered" unless the warrants are exercised.

Comment

7.

Please advise how you arrived at the amount $0.01875 per share based on an aggregate value of $80,000 for the “offered stock”.  On what basis do you refer to a “value” of the “offered stock” on the cover page?  Even if you are able to provide adequate support for your views about the value of the stock, it appears virtually impossible for you to describe the assumptions, conditions and limitations underlying your views about the value in terms that are consistent with the requirements of Rule 421(d).  Additionally, we don’t understand the reference to “qualifying” pursuant to a registration statement and the text that suggests your use of the registration statement bears some relationship to the value you attributed to the shares.  Finally, state the initial offering prices with respect to the resales of both the shares and the warrants that will be registered with respect to Puroil preferred holders and such holders of Puroil common as may be appropriate.  Please revise.

Response

We have deleted the reference to the value of the "offered stock".

Comment

8.

We note your disclosure on page 31 under Share Capital that the warrants “will expire twelve months from the date this prospectus [sic] becomes effective.”  The term of the warrants should be concisely disclosed when you initially reference the warrants on the cover page.

Response

The term of the warrants is as described under the caption “Share Caption” i.e. they expire 12 months from the date of the prospectus.  The disclosure on the cover page is as concise as possible.

Comment

9.

Please revise the cover page reference to risk factors so that it is highlighted by prominent type or in another manner and include the page number where the risk factor section begins.  See Item 501(b)(5) of Regulation S-K.

Response

We have highlighted the reference to the risk factors section and have included the page number as requested.

Comment

10.

You indicate that there is no current public trading market for the Sprout securities.  Please expand to indicate that a trading market may not develop for either the shares or the warrants.

Response

The statement requested by this comment has been added to the end of the third paragraph of the cover page.

Comment

Summary

11.

Revise the introductory paragraph on page 1 to eliminate the reference to “certain information” in the first sentence and the statement that he document is “qualified in its entirety” by more detailed information contained elsewhere in the prospectus.  The summary by its terms is not required to contain and should not contain all of the detailed information provided elsewhere in the prospectus.

Response

We have revised the introductory paragraph by deleting the reference to “certain information” and the qualification language.

Comment

12.

Revise the summary to concisely describe the status of your business operations.  What is the current status of the product you propose to rely upon?  Do you have operating “beta versions”?  If the product isn’t fully developed yet, what must be accomplished to finalize the product and when is the earliest time that investors can expect the product to be ready for the market?  In addition to product development, would any significant steps be required before the marketing of the product can begin once it is developed?  Though you touch upon some of these issues in the Business section of the filing, investors should receive a concise overview of the current business operations and you business plans at the outset of the filing.

Response

We have provided additional information under “Our Company” in response to this comment.

Comment

13.

Parts of your question and answer section are redundant and repeat information provided earlier in the summary.  For instance, you describe what shareholders will receive in the distribution twice in the Q&A section and in considerable detail on page 1.  The subtitle “Our Company” provides only the date of incorporation and contact information while its business is described at the top of page 3 as well as under the separate heading, “What is Sprout Development, Inc.”?  Revise the summary so that discrete topics are treated only once and the summary reads as an integrated whole.

Response

We have reviewed this section per your request.

Comment

14.

We note that you have disclosed the percentage interest of Sprout’s management after the distribution in the last paragraph on page 1 assuming all warrants are exercised.  It appears more appropriate to emphasize the percentage ownership of Sprout management assuming that none of the warrants are exercised, unless there us a substantial likelihood all of the warrants will be exercised immediately following the distribution.  You can supplement that information about ownership prior to warrant exercises by describing the effect warrant exercises would have on management’s holdings.  Please advise or revise.

Response

The information pertaining to the percentage of interest held by Sprout’s management, on a diluted and undiluted basis is discussed at the end of the first paragraph on page 2.

Comment

Risk Factors

15.

Your risk factors require significant revisions.  Many of your subheadings merely refer to a topic, such as “Possible conflict in Management” (Page 7), “Penny Stock Rule” (page 8). “Potential future sales pursuant to Rule 144” (page 9), and “Possible Redemption of Warrants” (page 10).  Moreover, some of your subheadings simply state a fact about your company, e.g., “Protection of the company’s intellectual property is limited,” (page 7).  Revise these subheadings to succinctly state the risks that result from the facts or uncertainties you cite in the body of each risk factor.  Please see Updates Staff Legal Bulletin No.7 for guidance on drafting appropriate risk factor headings and text.

Response

We have made revisions to our risk factors per this comment.

Comment

Risks Related to Business Issues

Risk Factor No.3

16.

The subheading relates to market growth and profitability, yet the discussion also relates to potential competitors and Sprout’s ability to compete with others.  Each material risk should be discussed in a separate risk factor.  To the extent these are separate and distinct topics, revise the disclosure to address each topic separately.

Response

We have revised this risk factor to address only the market growth and profitability risk factors.

Comment

Risk Factor No.6

17.

What is the risk posed by the “natural resistance from potential users”?  Are you suggesting that market penetration may be difficult or that there may not be a market for your product because intended users are disinclined to use your product?  Please revise the subheading to state more specifically the risk posed by this resistance to change.

Response

We have deleted the risk factor referred by this comment.

Comment

Risk Factor No.7

18.

The risk factors should not be so generic that they could apply to any business in any industry.  For example, this risk factor states that “Terrorist attacks and other acts of violence or war may adversely affect the software and financial markets and our business and operations.”  As written, this risk factor is overly broad and could apply to nearly any business.  The statement that you operate in a sector of the economy that may be impacted is not sufficiently specific.  Revise this and any other generic risk factors so that that apply specifically to your company.

Response

We have deleted the risk factor regarding terrorists.

Comment

Risk Factors Related to Financial Issues

Risk Factor No.2, page 8

19.

Revise this risk factor to discuss the consequences of having no market for your stock, namely that shares are illiquid and that the shares will be difficult for shareholders to sell.  References to the OTCBB do not appear to be appropriate here inasmuch as being listed on the OTCBB mitigates the risk of having no market for your securities.

Response

We have made the revisions noted by this comment.

Comment

Risk Factor No.7, page 9

20.

Revise this risk factor to state how the fact that the warrants may never be exercised poses a risk to investors.  As presently drafted, the risk factor seems to suggest that the risk is that the company may not receive additional proceeds and not, as stated later in the risk factor, that the warrants held by investors may become worthless.

Response

We have made the revisions noted by this comment.

Comment

Use of Proceeds, page 11

21.

You state on page 12 that you estimate the cost of registering the shares of common stock in this offering, to be $15,000.  Your fees and expenses itemized on page 30 total $30,000 and do not appear to include the financial consultant’s fees.  Please revise to provide consistent disclosure throughout the prospectus.

Response

The amount of $25,000 found in the table regarding expenses of the distribution, which total $30,000, includes the consultant’s fee.  We have revised the $15,000 amount that was stated on page 11 to $25,000.

Comment

22.

Also, Note 3 in the financial statements references a $7,000 fee payable to a financial consultant for “services necessary to file Form F-1” as well as additional compensation of $3,000 and 25,000 shares of common stock to be issued to the financial consultant upon successful placement with a market maker.  Note 3 further states that these costs will be deferred until the stock offering is completed and will be charged against the proceeds of the stock offering.  These contingent payments would appear to be material information that should be disclosed in the prospectus.  What services did the consultant agree to provide and what relationship do those services have to your plan of distribution?  In addition, to the extent that there are no proceeds generated from this offering if no warrants are exercised, how does the company intend to discharge its debt to the financial consultant?  With your response, please provide a copy of the agreement with the consultant, and tell us why you concluded that the agreement need not be filed as an exhibit to the registration statement.

Response

The total expenses of $10,000 is disclosed in the prospectus, although the Company is committed to paying only $7000, with the remaining $3,000 contingent upon placement with a market maker.  The consultant's services do not have any bearing on the Company's plan of distribution.  The arrangement is deemed to be outside the definition of "material contract" under Regulation S-B and thus has not been filed as an exhibit.  The Company intends to pay the consultant from the cash it currently holds.

Comment

Business

23.

We suggest that you remove references to third-party websites form your prospectus.  While it is appropriate to reference third-party research on which management bases its beliefs, it is not appropriate to attempt to incorporate into the prospectus, information contained in the referenced websites.

Response

We have deleted the references to third-party websites.

Comment

24.

Please supplementally provide us with marked copies of excerpts from the research reports you cite, including the Hofstra University study, National Center for Health Statistics report, books and other sources cited.

Response

We have deleted the citations to research reports.

Comment

25.

The relevance of the examples relating to the manufacturing industry and New York City Board of Education system is not apparent.  Please clarify how these detailed examples enhance the disclosure regarding your product or consider revising to reduce the level of detail and clarify the nexus between the examples you provide and your product.

Response

The examples referenced in this comment have been deleted.

Comment

26.

We note your reference to “typical” revenue sharing with channel distribution partners.  How did you determine that 25% of gross sales would be shared with channel distribution partners?

Response

We have deleted the reference to the “25% of gross sales” and stated that the Company will not be aware of the rate at which revenues will be shared with channel partners until negotiations are completed.

Comment

Properties

27.

The disclosure is confusing.  Are you currently paying rent for your office space or will you begin to pay rent one month after effectiveness of this registration statement?  To the extent that you are not currently paying rent, please revise to clarify this.

Response

We have revised this paragraph to clarify the disclosure.

Comment

28.

Revise the disclosure to the state specifically the number of “hours used by Sprout Development” and explain how the number of hours you use the space and what you will pay relates to the fair market value.  Do you share the same space with any other group or is the space reserved solely for use by Sprout Development?

Response

We have deleted the reference to "hours used by Sprout Development" as it is irrelevant.

Comment

Operating and Financial Review and Prospectus Management's Discussion and Analysis of Plan of Operation, page 17

29.

Please tell us what comprises the monthly general operating costs of $3,000 referenced on page 17.  It does not appear that the anticipated expenses listed under the milestone activities for the company total this amount.  Please clarify.

Response

We have added disclosure to the first paragraph of this section to specify the components that make up these costs.

Comment

30.

Under romanette (v) you identify website development as a milestone activity with a projected cost of $5,000.  That same paragraph appears to continue under romanette (vi) referencing a study whose estimated cost is $1,000.  Is this a different study from the market study referenced in romanette (iii)?  Please clarify how this study differs from the market study or otherwise revise.

Response

We have revised and clarified all of the milestones in terms of the types of surveys to be conducted and when they will be conducted.

Comment

31.

Please disclose whether you are on schedule to accomplish these milestones according to the timetable provided.  If not, consider whether you should revise the schedule given that it contemplates completing all milestones by December 2004.

Response

Please see response to comment number 30 above.

Comment

32.

Update the status of the projected future activities of the company.  In this regard, what is the status of the development of the website that was planned for the fall of 2004?  Have you incurred any costs associated with this website?  Clarify how you will account for the costs associated with the development of the website.  Refer to EITF 00-2.

Response

Please see response to comment number 30 above with regards to the status of our projected future activities.  With regards to accounting of these costs, no costs have been incurred.  When they are incurred, the Company will apply EITF 00-2 in accounting for sure costs.

Comment

33.

In your discussion of professional and legal expenses on page 18 you disclose that you incurred $542 in fees that were capitalized as prepaid expenses.  Your balance sheet does not reflect such a prepaid asset and it appears you have expensed these costs in your income statement.  You further disclose that these costs will be charged against Capital in Excess of Par when proceeds of the stock offerings are received but then later suggest they relate to start up expenses.  Supplementally tell us the nature of these professional and legal expenses and clarify how you have accounted for these costs.  Refer to the literature that supports your accounting.

Response

Professional and legal expenses were not capitalized as prepaid expenses.  The Company incurred US $542 in legal fees for services in forming the corporation.  These costs have been expensed as prescribed by generally accepted accounting principles. The disclosure in the registration has been revised in this regard.

Comment

34.

Clarify whether these costs are part of the approximately $30,000 in offering costs associated with your registration statement (see page 46).  Revise to disclose your accounting policy for these offering costs within your accounting policies in your audited financial statements.

Response

The professional and legal expenses of $542 are not part of the $30,000 in offering costs.  Accounting for the offering costs will be done upon the costs being incurred.  As of July 31, 2004, none of the offering costs had been incurred.  The accounting costs portion of the offering costs will be accounted for as expenses.  The legal fees and professional expenses portion of the offering costs will be deferred until the stock offering is completed, at which time they will be charged against the proceeds of the offering.

Comment

Major Shareholders and Related Party Transactions, page 22

35.

On page 22, you indicate that on July 30, 2004, you issued 13.9 million shares of Sprout Development Common Stock to Darryl Cozac and 10,000 shares to Jim Balsara for no consideration.  On page 36, you indicate that you issued Cozac 13.9 million shares for consideration of an exclusive license to a divorced-parent, child-time-management software "concept".  Page F-5 suggests all shares were issued for cash.  Clarify the reasons you issued these shares to Cozac and Balsara and the nature of the consideration you received, if any.  Also, clarify the dates you issued these shares since they differ from the dates you provide in Note 5 of your audited financial statements.

Response

The shares were paid for by Messrs. Cozac and Balsara for consideration of $10.01 and the exclusive license under the License Agreement. We have revised the registration statement to make this disclosure consistent.  At the time that the shares were issued, the Company placed no value on the concept that it acquired form Mr. Cozac since the license was only for a concept and since confirmation of value was not possible.

Comment

36.

We note your disclosure on page 22 that the distribution of the offered shares to Puroil shareholders will constitute a change in control of Sprout.  Given the dominant share ownership held by Mr. Cozac, and absent any additional information that supports this statement, it is unclear to us why you would consider a change in the ownership of the 22 percent held by Puroil to constitute a "change in control" of the company.  Please advise or revise.

Response

We have revised the disclosure referenced in this comment to state that Mr. Cozac will still own approximately 70% of Sprout's stock after the distribution and even after the exercise of warrants assuming that ever happens.

Comment

Selling Shareholders, page 26

37.

As noted above, it appears that the appropriate transaction to be registered is the resale of the shares, warrants, and underlying shares with respect to the preferred holders and any common holders who have participated in any related offering process that commences before the registration statement was filed.  Please clarify the intended purpose and defect of the selling shareholder table as it relates to the distribution of the shares to Puroil shareholders.

Response

As discussed above, this registration statement covers both the distribution and subsequent resale of shares.  Accordingly, we have revised the selling shareholder table.

Comment

Material Contracts, page 36

38.

We note your reference to a license agreement with the president of Sprout, Mr. Cozac.  The material terms of the related party agreement should be described in the prospectus.  The disclosure should address the term of the license and the nature of the intellectual property that was licensed.  Because the license grants Sprout the use of a "software concept," it is unclear, for example, what limitations there would be on other companies to develop products that embody the same "software concept".  What does "exclusivity" mean in this context?  Please revise to address these concerns.

Response

We have revised the disclosure regarding the license agreement to address the concerns raised by this comment.

Comment

Exhibits

39.

The exhibit table requires significant revision.  The filed exhibits do not correspond to the exhibit numbers used in the exhibit table.  For instance, Exhibits 4.1 and 4.2 are identified as Instrument Defining the Right of Holders – Share Certificate and Instrument Defining the Right of Holders – Warrant Certificate, respectively, yet they do not appear to have been filed.  The filed exhibits labeled 4.1 and 4.2 are titles Warrant Agency Agreement and License Agreement.  Moreover, it appears that most of the exhibits have been filed with erroneous file numbers.  Please review and revise the exhibit table and file all of the exhibits required under Item 601 of Regulation SK.

Response

We have revised the exhibit index as requested.

Comment

Legality Opinion

Repeated use of 39.

Remove from the opinion any implication that investors may not rely on the opinion, including the word "solely" from the statement that reads in part, "these opinions are being provided solely for the benefit of the addressee."

Response

We have received a revised legal opinion per this comment.

Comment

40.

Moreover, we note that the opinion is given as of the date October 12, 2004.  Please be advised that you will need to update the legality opinion so it speaks as of a date immediately prior to the desired effective date.

Response

The revised opinion has a more current date.  When we are closer to setting an effective date, we will have a final copy issued and appropriately dated.

Comment

41.

Insofar as the registration statement in its present form seeks to register the distribution of shares and warrants, a tax matters opinion that addresses the material federal tax consequences of the distribution of the shares and the warrants is warranted.  To the extent that the registration statement is revised to register the resales as discussed above, a tax opinion need not be filed.

Response

We believe that there are no material federal tax consequences.

Comment

Signatures

42.

We note that the initial paragraph does not provide the date on which the registration statement was authorized to be signed.

Response

The initial paragraph has been revised and dated.

Comment

43.

Please indicate who is signing in the capacity of the authorized representatives in the United States.  See Instruction 1 Signatures to Form F-1.

Response

We have made the revisions requested by this comment.

Comment

Financial Statements

Independent Auditors Report, page F-2

44.

We note that your principal offices are in Calgary, Alberta.  In review of this, explain to us your basis for engaging an audit firm in Houston, Texas.

Response

The audit firm was suggested to Sprout by James Durward, the President of Puroil.  Mr. Durward had prior dealings with the firm and other firms that are associated with it through an international association of firms.  Dealings with the audit firm have been easily facilitated by the internet and electronic environment through which business is currently conducted, not unlike our filings and communications with the Securities and Exchange Commission and other entities that have assisted us with our filing. At Sprout's current stage of development, the physical location of its auditors' offices is not considered a controlling factor

Comment

Statements of Stockholders' Equity, page F-5

45.

You indicate all of the 18 million shares were issued for cash.  However, elsewhere you indicate that you issued shares for the License Agreement for an exclusive license to a divorced-parent, child-time-management software concept.  Please revise to clarify.

Response

The License Agreement for an exclusive license to a divorced-parent, child-time-management software concept was determined to have no fair value for accounting purposes.  Accordingly, all of the restricted shares that were issued to Messrs. Cozac and Balsara were considered to have been issued for cash, and no value was ascribed to the software license. The Statement of Stockholders’ Equity and footnotes (Note 5) have been revised to explain.

Comment

Note 1 – Organization and Summary of Significant Accounting Policies

Fair value of Financial Instruments and Derivative Financial Instruments

46.

SFAS 119 has been superceded.  Revise to clarify the accounting literature you follow for your financial instruments and derivative financial instruments.

Response

The reference to a specific SFAS has been removed.

Comment

Note 5 – Issuance of shares and warrants

47.

We note that on July 19, 2004 you issued 13,990,000 shares to Darryl Cozac, President, and 10,000 shares to Jim Balsara, Secretary.  Supplementally, tell us how you determined the per share price of $0.000000715.  Compare and contrast this value to the price you sold shares to Puroil in an arms-length transaction with unrelated parties.

Response

The price per share to Cozac (and Balsara) was determined by arms-length negotiation with Jim Durward, President of Puroil Technology, Inc.  The shares were restricted, and it was understood by all parties that Puroil was paying a higher price than Cozac and Balsara.  Puroil was willing to finance the idea that Cozac and Balsara had for the software concept.

Comment

48.

In various places in your document you disclose that the 13,900,000 shares issued to Mr. Cozac were issued as compensation for establishing the Company and contributing the divorced-parent, child-time-management software concept.  We note that you have also filed as Exhibit 4.2 in the agreement that grants the use of the software "concept" to the Company in exchange for the shares.  In Note 5 you disclose that you have accounted for this issuance as a subscription.  Tell us why you consider this appropriate accounting treatment.  As the shares were issued to Mr. Cozac as compensation and for payment for the use of the "concept" tell us why you did not record compensation expense and/or research and development when these shares were issued.

Response

Any references in the document that the shares issued to Cozac (and Balsara) were for compensation or services has been removed.  No measurable services were rendered, no software existed, and no measurable research and development had occurred.  The license for the software concept had no fair value.  No appraisal was obtained of the concept, and the Company did not deem it prudent to incur the cost of obtaining an appraisal.  Accordingly, the Company concluded that the software license had no fair value, and none was ascribed to it.

The shares were subscribed by Messrs. Cozac and Balsara, but were not paid for until September 9, 2004.  Accordingly, they were accounted for as of July 31, 2004 in accordance with EITF 85-1.

Comment

49.

Revise and tell us why you issued the shares to Mr. Balsara.  Were these shares issued as compensation for services rendered?

Response

Please see responses to comment numbers 47 and 48 above.

If you have any questions regarding any of the response provided herein, please feel free to contact me at 403.693.8014. We are looking forward to scheduling an effective date for this registration statement.

Sincerely,

/s/ W. Scott Lawler___

W. Scott Lawler, Esq.